UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2007

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On June 20, 2007, NTS Realty Holdings Limited Partnership (the "Company") announced that after the close of business on June 19, 2007, it entered into an agreement with CG Stony Point, LLC, a Virginia limited liability company that is not affiliated with the Company, to purchase a multifamily property located in Richmond, Virginia known as Creek's Edge at Stony Point. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Exhibits:
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated June 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: June 21, 2007

EXHIBIT 99.1



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: June 20, 2007

                                                          FOR IMMEDIATE RELEASE

**NTS Realty Holdings Limited Partnership Announces Agreement to Purchase Creek's
Edge at Stony Point Multi-Family Property in Richmond, Virginia**

Louisville, KY (June 20, 2007) (AMEX: NLP) – NTS Realty Holdings Limited Partnership
(the "Company") announced today that after the close of business yesterday it entered into an
agreement (the "Agreement") with CG Stony Point, LLC, a Virginia limited liability company
that is not affiliated with the Company (the "Seller"), to purchase a multifamily property located
in Richmond, Virginia known as Creek's Edge at Stony Point ("Creek's Edge").

Creek's Edge is a 202-unit community offering apartments that feature large floor plans with
oversized windows, gourmet kitchens, large luxury baths, walk-in closets, high-speed internet
connections, nine-foot ceilings with crown molding and other custom home features. In
addition, the property offers its residents access to a clubhouse with a resort-style pool with in-
pool lounge and spa jets, sundeck with outdoor cooking area, a clubroom with pool table and
plasma screen TVs, a cyber café with Wi-Fi and coffee bar, a fully equipped fitness center and
cardio theater, and a professionally equipped business center and conference room. The property
also includes electronically controlled access entry gates and perimeter fencing, a car care center
and private access garages.

A spokesperson for the Company indicated that, subject to the terms and conditions of the
Agreement, the Company has agreed to an aggregate purchase price of $32.3 million to acquire
Creek's Edge. The purchasers have until July 9, 2007, to conduct general due diligence on the
property. If the purchasers are satisfied with the results of their due diligence, they must close
the Agreement by August 14, 2007.

The spokesperson also announced that the Company intends to satisfy the purchase price for
Creek's Edge from working capital and the proceeds of a mortgage loan secured by the
Company's interest in Creek's Edge.

Although the Company believes it will be able to complete the purchase of Creek's Edge, there
can be no assurance that the Company will acquire this property on the terms and conditions
described in this release or on any other terms and conditions.

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About NTS Realty Holdings Limited Partnership
The Company currently owns twenty-eight properties, comprised of ten multifamily properties, fourteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 29, 2007, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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